

Mail Stop 4720

June 26, 2018

Millar Wilson
Vice Chairman & CEO
Mercantil Bank Holding Corporation
220 Alhambra Circle
Coral Gables, FL 33134

> **Re:** **Mercantil Bank Holding Corporation**
> **Form 10-12B**
> **Filed June 15, 2018**
> **File No. 001-38534**

Dear Mr. Wilson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Exhibit 99.1

Cover Page

Recent and Other Developments

1. We note that you are contemplating an internal reorganization to reduce the number of shareholders and related shareholder maintenance costs. We note also your disclosure in the risk factor on page 34 indicating that the number of shareholders will be reduced by 80-85%. Please revise your disclosure on the Cover Page to confirm that the reorganization will potentially eliminate approximately 16,000-17,000 of your 20,000 shareholders. Please also revise to clearly indicate whether the reorganization will be subject to a shareholder vote.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Bill Schroeder, Staff Accountant, at (202) 551-3294 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell, Staff Attorney, at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Staff Attorney
Office of Financial Services

cc: Chip MacDonald, Esq.